UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ___________________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

 ___________________________________

iSatori, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

464260108

(CUSIP number)

Stephen Adelé

c/o iSatori, Inc.

15000 W 6th Avenue, Suite 202

Golden, CO  80401

(303) 215-9175

(Name, address and telephone number of person authorized to receive notices and communications)

with a copy to:

Roger W. Wells

McGrath North Mullin & Kratz, PC

First National Town, Suite 3700

1601 Dodge Street

Omaha, NE 68102

May 28, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 464260108	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or I.R.S. Identification Stephen Adele Enterprises, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 6,486,203
	8.	Shared voting power 0
	9.	Sole dispositive power 6,486,203
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,486,203
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 48.52% (See Note 1)
14.	Type of reporting person CO

Note 1: Calculated in accordance with Rule 13d-3(d)(1), based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015.

CUSIP NO. 464260108	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or I.R.S. Identification Stephen Adelé
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 6,486,203 (see Note 1)
	8.	Shared voting power 0
	9.	Sole dispositive power 6,486,203 (see Note 1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 6,486,203 (see Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 48.52% (See Note 1)
14.	Type of reporting person IN

Note 1: The reporting person has sole voting and dispositive power over the shares owned by Stephen Adele Enterprises, Inc. through his position as President and Chief Executive Officer of Stephen Adele Enterprises, Inc.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015.

CUSIP NO. 464260108	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or I.R.S. Identification RENN Universal Growth Investment Trust PLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Welsh
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 2,611,595 (See Note 1)
	8.	Shared voting power 0
	9.	Sole dispositive power 2,611,595 (See Note 1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,611,595 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 19.53% (See Note 2)
14.	Type of reporting person OO (Welsh Company)

Note 1: Includes 2,658,070 shares of the Issuer’s Common Stock, 1,900 shares of the Issuers Common Stock Issuable upon conversion of Series A Preferred Stock owned by the Reporting Person and 1,625 shares of the Issuers Common Stock Issuable upon conversion of Series D Preferred Stock owned by the Reporting Person.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015 and a total of 3,525 shares of the Issuers Common Stock issuable upon the conversion of all of the outstanding Series A Preferred Stock and Series D Preferred Stock owned by the Reporting Person.

CUSIP NO. 464260108	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or I.R.S. Identification RENN Global Entrepreneurs Fund Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 1,115,415 (see Note 1)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,115,415 (see Note 1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 8.34% (See Note 2)
14.	Type of reporting person CO

Note 1: Includes 1,113,790 shares of the Issuer’s Common Stock and 1,625 shares of the Issuers Common Stock Issuable upon conversion of Series D Preferred Stock owned by the Reporting Person.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015 and a total of 1,625 shares of the Issuers Common Stock issuable upon the conversion of all of the outstanding Series D Preferred Stock owned by the Reporting Person.

CUSIP NO. 464260108	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or I.R.S. Identification RENN Capital Group, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 0
	8.	Shared voting power 3,727,010 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,727,010 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 3,727,010 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 27.87% (See Note 2)
14.	Type of reporting person CO

Note 1: Beneficial ownership of the units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as the investment manager of RENN Universal Growth Investment Trust PLC and RENN Global Entrepreneurs Fund Inc. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015 and a total of 5,150 shares of the Issuers Common Stock issuable upon the conversion of all of the outstanding Series A Preferred Stock and Series D Preferred Stock owned by the Reporting Person.

CUSIP NO. 464260108	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or I.R.S. Identification Russell Cleveland
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 0
	8.	Shared voting power 3,727,010 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,727,010 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 3,727,010 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 27.87% (See Note 2)
14.	Type of reporting person IN

Note 1: Beneficial ownership of the units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as President of RENN Capital Group, Inc., investment manager of RENN Universal Growth Investment Trust PLC and RENN Global Entrepreneurs Fund Inc. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015 and a total of 5,150 shares of the Issuers Common Stock issuable upon the conversion of all of the outstanding Series A Preferred Stock and Series D Preferred Stock deemed owned by the Reporting Person.

CUSIP NO. 464260108	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or I.R.S. Identification FitLife Brands Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 0
	8.	Shared voting power 10,213,213 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,213,213 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 10,213,213 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 76.37% (See Note 2)
14.	Type of reporting person CO

Note 1: On May 18, 2015, in connection with the entrance by the Reporting Person into that certain Agreement and Plan of Merger, by and Among the Reporting Person, the Issuer, and ISFL Merger Sub, Inc., a wholly owned subsidiary of the Reporting Person (the “Merger Agreement”), the Reporting Person entered into a Voting and Standstill Agreement, dated as of May 18, 2015, by and among the Reporting Person, Stephen Adele Enterprises, Inc., Stephen Adelé, RENN Universal Growth Investment Trust PLC, RENN Global Entrepreneurs Fund Inc. and Russell Cleveland (collectively, the “Shareholders”) pursuant to which the Shareholders agreed to vote the shares of the Issuer’s Common Stock held by them in favor of the merger contemplated by the Merger Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Note 2: Calculated in accordance with Rule 13d-3(d)(1), based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015 and a total of 5,150 shares of the Issuers Common Stock issuable upon the conversion of all of the outstanding Series A Preferred Stock and Series D Preferred Stock deemed owned by the Reporting Person.

Item 1.

Security and Issuer.

This statement on Schedule 13D (as amended, “Schedule 13D”) relates to the shares of common stock, $0.01 par value per share (“Common Stock”) of iSatori, Inc. (the “Issuer”). The Issuer’s principal offices are located at 15000 W. 6th Avenue, Suite 202, Golden, Colorado 80401.

Common Stock is issuable upon the conversion of shares of the (i) Series A Preferred Stock; and (ii) Series D Preferred Stock representing limited partner interests of the Issuer.

Item 2.

Identity and Background.

(a) This schedule is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to Section 13 of the Act:

(i) Stephen Adele Enterprises, Inc., a Colorado corporation (“SA Enterprises”);

(ii) Stephen Adelé;

(iii) RENN Universal Growth Investment Trust PLC, a Welsh corporation (“RENN Universal”);

(iv) RENN Global Entrepreneurs Fund Inc., a Texas corporation (“RENN Global”);

(v) RENN Capital Group, Inc., a Texas corporation (“RENN Capital”);

(vi) Russell Cleveland; and

(vii) FitLife Brands, Inc., a Nevada company (“FitLife”).

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

(b) The principal business address of each of Stephen Adele Enterprises, Inc. and Stephen Adelé is:

c/o iSatori, Inc.

15000 W. 6th Avenue, Suite 202

Golden, Colorado 80401

The principal business address of each of RENN Universal, RENN Global, RENN Capital and Russell Cleveland is:

8080 N. Central Expressway, Suite 210

Dallas, Texas 75206

Attention: Russell Cleveland

The principal business address of FitLife is:

4509 S. 143rd Street, Suite 1

Omaha, Nebraska  68137

Attention: Michael Abrams

Additional information called for by this item with respect to the executive officers and directors of each of the Reporting Persons is contained in Appendix A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons or the executive officers and directors listed on Appendix A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

As founder of a predecessor of the Issuer, Stephen Adele Enterprises, Inc., and Stephen Adelé, held certain securities of a predecessor entity to the Issuer, which securities were converted through certain reorganization transactions.

As founder of a predecessor of the Issuer, each of RENN Universal, RENN Global, RENN Capital and Russell Cleveland, held certain securities of a predecessor entity to the Issuer, which securities were converted through certain reorganization transactions.

On May 18, 2015, in connection with the entrance by the FitLife into that certain Agreement and Plan of Merger, by and Among the Reporting Person, the Issuer, and ISFL Merger Sub, Inc., a wholly owned subsidiary of the Reporting Person (the “Merger Agreement”), FitLife entered into a Voting and Standstill Agreement, dated as of May 18, 2015, by and among the FitLife, Stephen Adele Enterprises, Inc., Stephen Adelé, RENN Universal, RENN Global and Russell Cleveland (collectively, the “Shareholders”) pursuant to which the Shareholders agreed to vote the shares of the Issuer’s Common Stock held by them in favor of the merger contemplated by the Merger Agreement.

Item 4.

Purpose of Transaction.

The purpose of the Merger is to combine the Issuer and FitLife into a leading company that will benefit greatly from increased economies of scale and scope.

Item 5.

Interest in Securities of the Issuer.

(a), (b) The information set forth in Rows 7 through 13 of the cover page hereto for Stephen Adele Enterprises, Inc. is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page for Stephen Adele Enterprises, Inc. filed herewith is calculated based upon based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015.

(a), (b) The information set forth in Rows 7 through 13 of the cover page hereto for Stephen Adelé is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page for Stephen Adelé filed herewith is calculated based upon based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015.

(a), (b) The information set forth in Rows 7 through 13 of the cover page hereto for RENN Universal is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page for RENN Universal filed herewith is calculated based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015 and a total of 3,525 shares of the Issuers Common Stock issuable upon the conversion of all of the outstanding Series A Preferred Stock and Series D Preferred Stock owned by the Reporting Person.

(a), (b) The information set forth in Rows 7 through 13 of the cover page hereto for RENN Global is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page for RENN Global filed herewith is calculated based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015 and a total of 1,625 shares of the Issuers Common Stock issuable upon the conversion of all of the outstanding Series D Preferred Stock owned by the Reporting Person.

(a), (b) The information set forth in Rows 7 through 13 of the cover page hereto for RENN Capital is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page for RENN Capital filed herewith is calculated based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015 and a total of 5,150 shares of the Issuers Common Stock issuable upon the conversion of all of the outstanding Series A Preferred Stock and Series D Preferred Stock deemed owned by the Reporting Person.

(a), (b) The information set forth in Rows 7 through 13 of the cover page hereto for Russell Cleveland is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page for Russell Cleveland filed herewith is calculated based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015 and a total of 5,150 shares of the Issuers Common Stock issuable upon the conversion of all of the outstanding Series A Preferred Stock and Series D Preferred Stock deemed owned by the Reporting Person.

(a), (b) The information set forth in Rows 7 through 13 of the cover page hereto for FitLife is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page for FitLife filed herewith is calculated based on 13,368,791 shares of the Issuer’s Common Stock outstanding as of May 26, 2015 and a total of 5,150 shares of the Issuers Common Stock issuable upon the conversion of all of the outstanding Series A Preferred Stock and Series D Preferred Stock deemed owned by the Reporting Person.

(c) On May 18, 2015, in connection with the entrance by the FitLife into that certain Agreement and Plan of Merger, by and Among the Reporting Person, the Issuer, and ISFL Merger Sub, Inc., a wholly owned subsidiary of the Reporting Person (the “Merger Agreement”), FitLife entered into a Voting and Standstill Agreement, dated as of May 18, 2015, by and among the FitLife, Stephen Adele Enterprises, Inc., Stephen Adelé, RENN Universal, RENN Global and Russell Cleveland (collectively, the “Shareholders”) pursuant to which the Shareholders agreed to vote the shares of the Issuer’s Common Stock held by them in favor of the merger contemplated by the Merger Agreement.

(d) No Reporting Person has any knowledge of whether any other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities references herein.

(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 2, 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits.

Exhibit 2.1

Agreement and Plan of Merger, dated as of May 18, 2015, by and Among FitLife Brands, Inc., iSatori, Inc., and ISFL Merger Sub, Inc. (filed as Exhibit 2.1 to iSatori, Inc.’s Current Report on Form 8-K on May 19, 2015 and incorporated by reference herein).

Exhibit 4.1*

Voting and Standstill Agreement, dated as of May 18, 2015, by and among the FitLife Brands, Inc., Stephen Adele Enterprises, Inc., Stephen Adelé, RENN Universal Growth Investment Trust PLC, RENN Global Entrepreneurs Fund Inc. and Russell Cleveland

* filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2015

STEPHEN ADELE ENTERPRISES, INC.

/s/ Stephen Adelé
Stephen Adelé

/s/ Stephen Adelé
Stephen Adelé

RENN UNIVERSAL GROWTH INVESTMENT TRUST PLC

By: RENN Capital Group, Inc.
Its: Investment Manager

/s/ Russell Cleveland
Russell Cleveland

RENN GLOBAL ENTREPRENEURS FUND INC.

By: RENN Capital Group, Inc.
Its: Investment Manager

/s/ Russell Cleveland
Russell Cleveland

RENN CAPITAL GROUP, INC.

/s/ Russell Cleveland
Russell Cleveland

/s/ Russell Cleveland
Russell Cleveland

FitLife Brands, Inc.

/s/ Michael Abrams
Michael Abrams

Schedule A

Officers and Managers of the Reporting Persons

The name and occupation of the officers of Stephen Adele Enterprises, Inc. are set forth below. The business address of each is 15000 W. 6th Avenue, Suite 202, Golden, Colorado 80401

Name	Principal Occupation
Stephen Adelé	President and Chief Executive Officer

The name and occupation of the officers of RENN Universal Growth Investment Trust PLC are set forth below. The business address of each is 8080 N. Central Expressway, Suite 210, Dallas, Texas 75206.

Directors	Principal Occupation
Russell Cleveland	President and Chief Executive Officer

The name and occupation of the officers of RENN Global Entrepreneurs Fund Inc. are set forth below. The business address of each is 8080 N. Central Expressway, Suite 210, Dallas, Texas 75206.

Directors	Principal Occupation
Russell Cleveland	President and Chief Executive Officer

The name and occupation of the officers of FitLife Brands, Inc. are set forth below. The business address of each is 4509 S. 143rd Street, Suite 1, Omaha, Nebraska  68137.

Name	Principal Occupation
John S. Wilson	Chief Executive Officer, President and Director
Michael Abrams	Chief Financial Officer and Director

The name and occupation of the officers of FitLife Brands, Inc. are set forth below. The business address of each is 4509 S. 143rd Street, Suite 1, Omaha, Nebraska  68137.

Name	Principal Occupation
John S. Wilson	Chief Executive Officer, President and Director
Michael Abrams	Chief Financial Officer and Director
Lewis Jaffe	Director
Grant Dawson	Director
Dr. Fadi Aramouni	Director